Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-191524 and 333-191524-01

September 9, 2015

Kilroy Realty, L.P.

$400,000,000

4.375% Senior Notes due 2025

Guaranteed by

Kilroy Realty Corporation

This free writing prospectus relates only to the securities described below and should be read together with Kilroy Realty, L.P.’s and Kilroy Realty Corporation’s preliminary prospectus supplement dated September 9, 2015 (the “preliminary prospectus supplement”) and the accompanying prospectus dated October 2, 2013 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Kilroy Realty, L.P.
Guarantor:	Kilroy Realty Corporation
Security:	4.375% Senior Notes due 2025
Aggregate Principal Amount Offered:	$400,000,000 aggregate principal amount
Maturity Date:	October 1, 2025
Interest Rate:	4.375% per year, accruing from September 16, 2015
Interest Payment Dates:	April 1 and October 1, commencing April 1, 2016
Price to Public:	99.444% of the aggregate principal amount, plus accrued interest, if any
Yield to Maturity:	4.444%
Benchmark Treasury:	2.00% due August 15, 2025
Spread to Benchmark Treasury:	225 basis points
Benchmark Treasury Yield:	2.194%
Redemption:	Prior to July 1, 2025 (the “Par Call Date”), make-whole redemption at the Treasury Rate (as defined) plus 35 basis points, plus accrued and unpaid interest. On and after the Par Call Date, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. See the preliminary prospectus supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption and the calculation of the redemption price.
Trade Date:	September 9, 2015
Settlement Date:	September 16, 2015 (T+5). See “Underwriting (Conflicts of Interest) – Delayed Settlement” in the preliminary prospectus supplement for information regarding T+5 settlement.
Expected Ratings:	Baa2 by Moody’s Investors Service (stable outlook) BBB by Standard & Poor’s Ratings Services (stable outlook)[1]

[1]	Note: The securities ratings above are not recommendations to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other security rating.

CUSIP:	49427R AL6
ISIN:	US49427RAL69
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Senior Co-Managers:	Citigroup Global Markets Inc. Jefferies LLC RBC Capital Markets, LLC U.S. Bancorp Investments, Inc.

Co-Managers:	KeyBanc Capital Markets Inc. Stifel, Nicolaus & Company, Incorporated

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or by email to dg.prospectus_requests@baml.com; or by calling Barclays Capital Inc. toll-free at (888) 603-5847 or by email to barclaysprospectus@broadridge.com; or by calling J.P. Morgan Securities LLC collect at (212) 834-4533; or by calling Wells Fargo Securities, LLC toll-free at (800) 645-3751 or by email to wfscustomerservice@wellsfargo.com.